FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 22, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐     No   ☒

Wimm-Bill-Dann Foods OJSC (NYSE: WBD) informs of the following resolves made by its Board of Directors held on December 12, 2008 (minutes # 12-12 on December 12, 2008):

1. To dissolve the branch-office of WBD Foods OJSC in Beijing, People’s Republic of China.

2. To stop Mr. Winterton Grant Edward acting as WBD Foods OJSC Management Board member, thanking him for his conscientious work.

To appoint Dmitry V. Ivanov, Gary Sobel and Natalya K. Turkulets as WBD Foods OJSC Management Board members starting from the date of Board’s decision.

No one of these persons holds stake in WBD Foods OJSC and/or any of its subsidiaries. No one of these persons has the right according to any stock option plan to acquire any amount of common shares of WBD Foods OJSC and/or any of its subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Dmitry V. Ivanov
		Name:	Dmitry V. Ivanov
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	December 22, 2008